FOR IMMEDIATE RELEASE	August 5, 2025

Micromem Technologies Introduces High-Sensitivity Nanowire Gas Sensor with Tunable Amplification for Industrial Safety and Environmental Monitoring

Toronto, Ontario and New York, New York, August 5, 2025 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem" or the "Company") an innovator in advanced sensor technology, announces a major advancement in gas detection with the release of its nanowire-based gas sensor platform, offering a disruptive solution for safety-critical and precision-controlled environments.

The platform employs a proprietary multi-nanowire sensing array capable of detecting trace-level gas concentrations with extreme sensitivity. Notably, the sensor includes an electrical bias control feature that provides tunable amplification-demonstrated at up to 6x-allowing for enhanced detection performance across various gas types and concentration ranges.  The sensor platform is fabricated using standard photolithography processes, making it both cost-effective and scalable for high-volume industrial applications.

This technology gives operators a new level of control and accuracy in gas detection. From leak detection to hazardous gas monitoring, this platform brings a new level of safety and reliability to industrial and environmental applications.

Key Advantages of the Micromem Nanowire Gas Sensor:

  High Sensitivity: Demonstrated robust detection of ethanol vapor with a strong, easily measurable response, ideal for volatile organic compound (VOC) monitoring.
  Tunable Amplification: Unique ability to adjust the electrical gate bias, enabling targeted signal amplification and selectivity based on gas type.
  Versatility: Adaptable to detect multiple gases by altering surface functionalization and bias conditions-useful across oil & gas, chemical manufacturing, mining, and clean energy sectors.
  Compact and Scalable: The sensor's solid-state design allows for integration into IoT-enabled smart infrastructure and remote monitoring systems.

The competitive edge of the Company's nanowire sensor, in markets where precision, compliance, and uptime are non-negotiable, is that it adapts.

Strategic Opportunity

The global gas sensor market is projected to exceed $4.5 billion USD by 20281, driven by increased demand for real-time environmental monitoring, worker safety compliance, and emissions control. Micromem's technology offers a differentiated and scalable solution, now entering the commercialization phase.

1Markets and Markets (2023) reported that the global gas sensor market was valued at around $3.3-3.5 billion USD in 2022 and projected a compound annual growth rate (CAGR) of about 5-7%, which would place the market near $4.5-5.0 billion by 2028

Micromem is now advancing this technology, originally developed under a Department of National Defence initiative, as a commercial platform. The Company is actively seeking strategic partners in the energy, industrial, and environmental sectors to pilot and deploy this military-grade sensing solution in high-impact civilian applications.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded company (OTCQB: MMTIF) (CSE: MRM),develops, and commercializes advanced sensor solutions using proprietary nanotechnology and analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. It creates platforms the serve the needs of industries that demand accuracy, durability, and real-time intelligence in detection systems.  By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  OTCQB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued: 607,024,014

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com